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EXHIBIT (a)(5)(A)

OfficeMax

News Release

OfficeMax Media Contact Bill Bonner 630 438 8584	OfficeMax Investor Relations Contact John Jennings 630 438 8760

For Immediate Release: March 30, 2005

OFFICEMAX ANNOUNCES TENDER OFFER TO PURCHASE 23.5 MILLION SHARES

        ITASCA, Illinois—OfficeMax Incorporated (NYSE: OMX), a leader in both business-to-business and retail office products distribution, today commenced a modified "Dutch Auction" tender offer to purchase up to 23,500,000 shares of its outstanding common stock, par value $2.50 per share, at a price between $30.00 and $34.00 per share, for an aggregate purchase price of up to $799,000,000 million. This represents approximately 25% of the current outstanding shares of common stock.

        In October 2004, OfficeMax completed the sale of its paper, forest products and timberland assets for approximately $3.7 billion to affiliates of Boise Cascade, L.L.C., a new company formed by Madison Dearborn Partners LLC. The tender offer is an element of OfficeMax's overall plan to change its business focus and to return excess capital to its shareholders. The tender offer also provides an opportunity for OfficeMax shareholders who wish to receive cash for all or a portion of their shares to do so efficiently.

        The tender offer will expire at 5:00 p.m., New York City time, on Thursday, April 28, 2005, unless extended. Tenders of shares must be made on or prior to the expiration of the tender offer, and shares tendered may be withdrawn at any time on or prior to the expiration of the tender offer.

        On the terms and subject to the conditions of the tender offer, OfficeMax's shareholders will have the opportunity to tender all or a portion of their shares at a price or prices specified by the shareholder within the stated price range. OfficeMax will select the lowest purchase price per share within that price range that will enable it to purchase 23,500,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. If shareholders properly tender more than 23,500,000 shares at or below the purchase price selected by OfficeMax, OfficeMax will first purchase shares tendered at or below the purchase price selected by OfficeMax by those shareholders who beneficially own fewer than 100 shares (not including any equivalent shares held in the OfficeMax Savings Plan), will then purchase, on a pro rata basis, shares tendered by shareholders at or below the price selected by OfficeMax (except for shares tendered conditionally for which the condition was not satisfied) and finally, if necessary in order to reach the 23,500,000 share maximum (or such greater number of shares as it may elect to purchase, subject to SEC rules), will purchase by random lot shares tendered conditionally at or below the purchase price selected by OfficeMax for which the condition was not initially satisfied.

        OfficeMax will purchase all shares in the tender offer at the same price.

        OfficeMax will pay the purchase price, net to the seller in cash, without interest, promptly after the expiration of the tender offer. OfficeMax will return all shares not purchased to the tendering shareholders free of charge promptly after the expiration of the tender offer.

        None of OfficeMax's executive officers or directors intends to tender shares in the tender offer. The tender offer is not conditioned on the tender of any minimum number of shares, but is subject to various other conditions described in the Offer to Purchase.

        Goldman, Sachs & Co. is the dealer manager for the tender offer, and D.F. King & Co., Inc. is the information agent for the tender offer. Any questions concerning the tender offer may be directed to Goldman, Sachs & Co. at (800) 323-5678, or to D.F. King & Co., Inc. at (800) 347-4750. Copies of the

Offer to Purchase and Letter of Transmittal and other documents for use in making tenders may be obtained from D.F. King & Co., Inc. The Offer to Purchase, Letter of Transmittal and related documents will be mailed to shareholders of record, and will be made available for distribution to beneficial owners.

        OfficeMax, its board of directors, Goldman, Sachs & Co. and D.F. King & Co., Inc. are not making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to what price at which to tender their shares. Shareholders must decide how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by OfficeMax.

        THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY, AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY THE COMPANY'S COMMON STOCK IS BEING MADE ONLY PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL THAT OFFICEMAX SHORTLY WILL BE DISTRIBUTING TO ITS SHAREHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

        SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS TO THE TENDER OFFER. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS FILED BY OFFICEMAX WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE (WWW.SEC.GOV) OR FROM THE INFORMATION AGENT, D.F. KING & CO., INC., AT 48 WALL STREET, NEW YORK, NEW YORK 10005, (800) 347-4750 (TOLL FREE). SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About OfficeMax

        OfficeMax is a leader in both business-to-business and retail office products distribution. The company provides office supplies and paper, print and document services, technology products and solutions and furniture to large, medium, and small businesses and consumers. OfficeMax customers are served by more than approximately 41,000 associates through direct sales, catalogs, the Internet and 935 superstores.

Forward-Looking Statements

        This press release contains forward-looking statements, including statements regarding OfficeMax's objectives and expectations regarding the benefits that the tender offer may provide to shareholders, which reflect management's current view of future plans and events. These statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected. Our industry is highly competitive, and our business results are subject to risks and uncertainties both within and outside our control. Some of the factors that could cause our actual results to differ from the expectations expressed in this release include: general economic conditions, particularly levels of unemployment; the actions of our competitors, some of whom have greater financial resources than we do; the outcome of several lawsuits that have been filed or threatened by shareholders in response to our recent investigation of vendor income accounting; and our ability to attract and retain key personnel, including a chief executive officer and chief financial officer. Our financial results are subject to significant variations because of these and other factors. As a result, our stock price is also subject to significant fluctuations. For further information about the factors that may cause results to differ from expectations in this release, please review the filings we make with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this release, and you should not rely on them as representing our performance expectations on any subsequent date. We undertake no duty to update the forward-looking statements in this release in light of new information.

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